KOLIBRI GLOBAL ENERGY INC.
(the "Issuer")

Report of Voting Results
(Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations)

July 13, 2023

The following matters were voted upon by shareholders at the annual general meeting of the Issuer held on July 13, 2023 in Vancouver, British Columbia. Additional information regarding the matters voted upon is provided in the information circular dated June 7, 2023 for the meeting, which is available on SEDAR.

1. Number of Directors

On a vote on a show of hands, by ordinary resolution the number of directors was determined at five. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	11,964,833	100.00%
Votes Against	120	0.00%

2. Election of Directors

On a vote by ballot, the following persons were elected as directors of the Issuer until the next annual general meeting. The votes submitted on this matter by proxy were as follows:

Director Nominee	Votes For	% For	Votes Withheld	% Withheld
Wolf Regener	10,905,935	99.73%	29,865	0.27%
Eric Brown	10,884,450	99.53%	51,350	0.47%
Leslie O'Connor	10,665,386	97.53%	270,414	2.47%
David Neuhauser	10,913,420	99.80%	22,380	0.20%
Evan Templeton	10,906,015	99.73%	29,785	0.27%

3. Appointment of Auditors and Auditors' Remuneration

On a vote on a show of hands, by ordinary resolution KPMG LLP, Chartered Accountants were re-appointed as auditors of the Issuer for the ensuing year, at a remuneration to be fixed by the directors. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	11,960,725	99.96%
Votes Withheld	4,226	0.04%

4. Approval of Unallocated Entitlements Under the Issuer's Stock Option Plan

On a vote by ballot, by ordinary resolution the unallocated entitlements under the Issuer's stock option plan were approved. The votes submitted on this matter by proxy were as follows:

	Proxy Votes	Percentage of Proxy Votes
Votes in Favour	10,446,076	95.52%
Votes Against	489,724	4.48%